

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

October 29, 2009

Dr. Jack Gregory
President and Director
Premier Holding Corp.
4705 West Addisyn Court
Visalia, California 93291

> **Re:** **Premier Holding Corp.**
> **Registration Statement on Form 10**
> **Filed October 2, 2009**
> **File No. 000-29482**

Dear Dr. Gregory:

We have reviewed your filing and have the following comments. Please note that this filing will go effective automatically by operation of law 60 days after filing. Since it appears that this filing was made voluntarily, you should consider withdrawing it prior to effectiveness if comments are still outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal prior to the automatic effectiveness date.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please respond to all applicable comments in our letter to you dated August 18, 2008 regarding your preliminary proxy statement on Schedule 14A. When you respond to this letter, please indicate how you have applied those comments to

your disclosure in this registration statement. If you believe a comment is inapplicable, please explain your basis for that conclusion.

Table of Contents

2.   Please revise your table of contents so that the sections you list refer to the correct pages. For example, we note that Items 10 and 11 do not begin on page 17, as you state here.

Item 1. Business, page 3

3.   Your disclosure in this Item indicates that you intend to market and sell discounted caskets to low income groups. Your disclosure on pages 17 and 25 states that you were "organized as a vehicle to seek merger or acquisition candidates" and you "intend to acquire interest[s] in various business opportunities." Please reconcile.

Business Development, page 3

4.   If your proposed business relates to reselling discounted caskets, please expand to discuss how and why your proposed business changed from the proposed business described in your revised preliminary proxy statement filed on August 12, 2008.

5.   Please tell us why you have not disclosed in this section the suspension of trading mentioned on page 17 and the revocation of the registration of your common stock to which you consented on September 11, 2008. Also, given your prior consent to revocation of registration, please expand your disclosure to explain why you are now seeking to register your common stock pursuant to Section 12(g) of the Exchange Act.

6.   Please tell us, with a view toward clarified disclosure, how you "terminated" registration on August 25, 2008. It appears that you filed a Form 15 on that date, but is unclear how simply filing that form terminated your registration.

Forward Looking Statements, page 3

7.   Please clarify how the "pace and success of product research and development" may impact actual results, given the nature of the business you disclose under this Item and your disclosure on page 6 that you do not anticipate research and development costs.

Business, page 3

8.   If true, please state directly that you have not yet acquired caskets nor begun to market or sell caskets. Also expand your disclosure to describe the "timetable of your business plan" referenced on page 4.

9.   Please reconcile your disclosure that you have an "opportunity… with a funeral director in Las Vegas to order caskets" with your statement in the first full paragraph on page 4 indicating that you have already contracted with the funeral director.

10.   The last sentence under this caption and disclosure on page 6 imply that you already have an agreement or arrangement with your principals with respect to your initial financing. If so, please disclose the material terms of that financing. If that is not true, please revise to eliminate that implication.

11.   The last sentence on page 4 implies that you currently have rights to intellectual property. If so, please describe those rights here; otherwise, please revise that disclosure to eliminate that implication.

Industry, page 3

12.   Please provide us with supplemental support for the industry information you mention in this section, marked clearly to support the disclosure. Also provide us with the documents related to the court certification of your financial statements for the year ended December 31, 2006 mentioned on page 12, including the report filed with the court noted on page 25.

13.   Please expand the last paragraph on page 3 to describe in more detail the laws you mention, including the effect of the laws you cite on your business, what those laws require and potential sanctions. See Regulation S-K Item 101(h)(4)(ix). Also clarify whether those laws apply when caskets are not purchased from "heirs."

14.   Please expand your disclosure in the first full paragraph on page 4 to describe the nature and material terms of your arrangement with the funeral director. Also, given your disclosure that the "normal wholesale cost" of caskets is $685 per unit, clarify how the nature of your relationship with the funeral director enables you to acquire caskets at a cost of $350 per unit. Finally, please file your agreement with the funeral director as an exhibit to the registration statement.

15.   Expand your disclosure to name the principal supplier(s) of the caskets. Will you purchase the bulk lots from the funeral director or some other supplier? Refer to Item 101(h)(4)(v) of Regulation S-K.

16.   Expand your disclosure to describe your competitive business conditions and your competitive position in your industry, as well as any methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K. Further, we note your disclosure in the first paragraph on page 4 that you expect to "create" a market for non-funeral home casket sales to lower income groups; please reconcile this with your risk factor disclosure on page 4 that you "may experience price competition that will lower [y]our gross margins and [y]our profitability."

Marketing, page 4

17.   Please disclose the number of total employees you have, including the number of full-time employees. See Regulation S-K Item 101(h)(4)(xii). Also disclose the nature of the services performed by your employees. For example, do you currently have employees who serve as the "commissioned salespeople" you mention here or the "clerical personnel" you mention on page 6?

Item 1A. Risk Factors, page 4

We may require additional funds . . ., page 4

18.   Your reference to "additional" funds indicates that you have already received funds, contrary to your disclosure on pages 3 and 6 regarding your initial financing. Please reconcile. Also briefly highlight why you "may not be able to obtain the additional funds" that you require. For example, will the going concern notation mentioned on page 5 make access to needed capital more difficult or costly? Finally, clarify what you mean by "arrangement[s] with corporate partners or others."

We are highly dependent on . . ., page 5

19.   Your disclosure in this risk factor states that you depend on Dr. Gregory for "specific proprietary technical knowledge and . . . market knowledge." Your disclosure in the following risk factor states that your management has "no experience in the casket business." Please reconcile.

We do not expect to pay dividends . . ., page 5

20.   The second and third paragraphs under this caption appear to discuss risks unrelated to the facts referenced in the caption. Please revise to clarify how those paragraphs relate to the facts set forth in the caption, or present those paragraphs under a separate, appropriately captioned risk factor.

Item 2. Financial Information, page 6

21.   We note the disclosure that you will need a minimum of $50,000 to satisfy your cash requirements for the next twelve months. Please expand to provide investors with a better understanding of your capital requirements, including to what uses that cash will be put. For example, will you spend the entire amount to purchase caskets in bulk lots? Will this amount enable you to begin marketing and selling caskets to low income groups?

22.   Refer to the last paragraph in this section. Given your disclosure under Item 1 regarding the nature of your intended business, please clarify how you will become profitable "from advertising sales." Also clarify what you mean by "achieving liquidity."

Item 3. Properties, page 6

23.   Please clarify the nature of your offices. For example, do you lease office space in a building that you share with other businesses? Or do you operate out of the personal residence of a member of your management?

24.   Your disclosure on page 4 indicates that you will be purchasing caskets in bulk lots of 54 units. Given your disclosure on page 6 that you do not anticipate acquiring any material plant in the next 12 months, expand your disclosure to explain how you plan to store the caskets you will be buying in bulk until you are able to resell them individually.

Item 4. Security Ownership . . ., page 6

25.   Please update the information in this section to be of the most recent practicable date. We note that such information is "as of December 31, 2008."

26.   We note your disclosure that Dr. Gregory beneficially owns 698,250 shares representing 69.8% of your outstanding stock. Since it appears from your disclosure that no other director or officer owns your common stock, please clarify why your table states that your "officers and directors as a group" own 100% of your outstanding stock.

Item 5. Directors and Executive Officers, page 7

27.   Your table here lists Dr. Gregory's positions as CEO and Director. The paragraph following the table indicates that his positions are "current Acting President and Director." Please reconcile.

28.   Please expand to disclose the nature of the business conducted by Jasmine's Garden and Champion Financial Corporation.

Item 6. Executive Compensation, page 7

29.   The disclosures required by Regulation S-K Item 402 are not limited to "cash compensation," as is implied by the first paragraph of this section. Please revise.

30.   Given that you disclose Dr. Gregory received "$46,121" in stock awards in 2007, please tell us how you concluded that his total compensation for that year was $20.

31.   Please disclose by footnote all assumptions made in the valuation of the stock awards paid to Dr. Gregory. See Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, page 8

32.   Please disclose the information required by Item 407(a) of Regulation S-K.

33.   We note your disclosure regarding shares issued to Dr. Gregory for services and expenses advanced. Please expand to:

- separately quantify the number of shares issued to Dr. Gregory for reimbursement of expenses and the number issued for services rendered;

- quantify the amount of expenses advanced by Dr. Gregory; and

- describe the nature of the services rendered by Dr. Gregory and nature of the expenses incurred by you that Dr. Gregory advanced.

34.   Please disclose the information required by Item 404(d) of Regulation S-K with respect to the:

- amount due to related parties mentioned on pages 13 and 21;

- advances from related parties mentioned on pages 15 and 24; and

- transactions described under Note 5 on page 28.

Also ensure that your revised disclosure includes the purpose of the advances and other transactions, what the advances were used for, terms of repayment and any other material terms of the transaction. Please also file as exhibits all agreements related to those transactions.

Item 10. Recent Sales of Unregistered Securities

35.   You disclose here that on or about November 15, 2007, you issued 698,250 shares
        to Dr. Gregory for services rendered and expenses advanced. You disclose on
        page 28 that during the year ended December 31, 2008 you issued 698,250 shares
        to "business consultants and professionals for services rendered to resurrect,
        revive and reorganize the Company in the amount of $83,790." Please reconcile.

Item 15. Financial Statements and Exhibits, page 10

36.   Consideration should be given on an ongoing basis to the updating requirements
        of Rule 8-08 of Regulation S-X.

37.   You state on page 11 that the exhibits listed on that page were filed with this
        registration statement. However, no such exhibits were filed. Please revise or
        advise.

38.   We note that your exhibit list includes exhibits 5.1 and 23.2; however, the exhibit
        table in Item 601(a) of Regulation S-K indicates these are not required to be filed
        with a Form 10 registering a class of securities under the Exchange Act. Please
        revise or advise.

Financial Statements for the December 31, 2008, 2007 and 2006 Fiscal Years

Report of Independent Registered Public Accounting Firm, page 12

39.   We see that your auditors' report references your financial statements as of and
        for the period ended December 31, 2006. However, the report states that their
        opinion is based upon court adopted custodian financial statements for the year-
        ended December 31, 2006. The reference to the court adopted financial statements
        in paragraphs one, two and three of the auditors' opinion for the year ended
        December 31, 2006 appears to qualify the report due to a scope limitation. Please
        clarify for us why your independent auditors have included this language
        referencing the court adopted financial statements within their opinion and
        whether they can issue an unqualified opinion for the year ended December 31,
        2006 and the period from January 1, 2006 (inception of development stage) to
        December 31, 2008. An auditor's association with the cumulative data is required
        on an annual basis as long as you are in the development stage. If your auditors
        performed the necessary audit procedures for the purposes of expressing an audit
        opinion for the year ended December 31, 2006 and the period from January 1,
        2006 (inception of development stage) to December 31, 2008, please have them
        remove the language referencing to the Court or the court adopted / certified
        financial statements. If your auditors did not perform the necessary audit

procedures for the purposes of expressing an audit opinion for the year ended December 31, 2006 and the period from January 1, 2006 (inception of development stage) to December 31, 2008, please have a independent registered public accounting firm perform the necessary audit procedures for the purposes of expressing an audit opinion for the year ended December 31, 2006 and the period from January 1, 2006 (inception of development stage) to December 31, 2008, and also have your auditors remove the language referencing to the Court or the court adopted / certified financial statements in their audit opinion.

40.   In view of the uncertainties concerning the continued existence as a going concern, the filing should contain a reasonably detailed description of management's <u>specific</u> viable plans intended to mitigate the effect of such conditions and management's assessment of the likelihood that such plans can be effectively implemented. We note that the independent auditors' report references a discussion located in Note 3, however, no such disclosure exists in the notes to your audited financial statements. Those elements of the plan that are particularly significant or critical to overcoming the present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented. You should describe the plan in <u>both</u> MD&A and the notes to the audited financial statements. Additionally, the discussion should be consistent with your current plan of operations as discussed on page 6, which references the sale of caskets.

<u>Statement of Operations, page 14</u>

41.   We see that you have presented $1,227 as a loss on sale of investments and $258 as earnings on investments. However, we note your statement of cash flows does not include any cash inflow or outflows from investing activities and only includes cash inflows as advances from related parties as financing activities . Please tell us how these amounts are properly included in cash flows from investing activities in your statement of cash flows. Additionally, please tell us the nature of each investment and the carrying amounts of each investment before the investments were sold by you.

42.   We note that you have presented earnings per share for each of the years ended utilizing four decimal places. Please revise the filing to present earnings per share rounded to the nearest two decimal places so as not to indicate a higher degree of accuracy than actually exists. Please also apply this comment to the interim period financial statements on page 22.

Statement of Stockholders' Equity, page 16

43.   Please revise your audited financial statements to disclose the <u>date</u> of stock
        issued, the nature of the noncash consideration received and the basis for
        assigning the amounts to the non-cash consideration of $83,790 received during
        your fiscal year ended December 31, 2007. Please see by paragraph 45-1 of the
        FASB ASC 915-215 (paragraph 11 of SFAS 7) for guidance.

44.   Also, please revise the notes to your audited financial statements to clearly
        disclose your accounting policy for the issuance of common shares for services or
        other expenses including how you established the fair value of the common shares
        issued or services provided.

Note 1 – Description and Basis of Business

Organization and Basis of Presentation, page 17

45.   It appears from your disclosure on page 3 that management stripped from the
        Company the operating company acquired on November 4, 1996. In this regard,
        please fully disclose how management was able to legally strip from the Company
        its operating subsidiary. Also, please provide us with the following as it relates to
        the abovementioned transaction:

        • The date of the transaction;
        • The types and amounts of assets and liabilities transferred to management;
        • The consideration received by the Company from management;
        • The total amounts of assets and liabilities held by the Company before and
          after the transaction; and
        • The accounting used to record the effects of this transaction in your financial
          statements

46.   Additionally, based on your disclosure on page 6, we note that Mr. Ching Lung
        PO is one of your majority shareholders. Furthermore, it appears from your
        periodic filings filed during the 2002 year that Mr. Ching Lung PO was also a
        majority shareholder with a 50.2% interest in the Company and was President and
        Chief Executive Officer of the Company during the 2002 year. In this regard,
        considering that Mr. Ching Lung PO appeared to have been part of the
        management team that stripped the company of its operating subsidiary, please
        tell us if Mr. Ching Lung PO has any intent of contributing back to the Company
        the operating subsidiary that was stripped away from the Company or has any
        intent of contributing to the Company any other operating subsidiary owned by
        him.

47.   It appears from your financial statements and auditors' opinion that you have determined January 1, 2006 to be the inception of when you became a development stage enterprise. In this regard, please provide us with your basis for concluding that January 1, 2006 is when you became a development stage enterprise. As part of your response, please tell us the inception date associated with the ($3,732,970) accumulated deficit prior to your development stage as reported in your statement of stockholders' equity, and tell us why you were not considered a development stage enterprise as prescribed by FASB ASC 915-10-05 (SFAS No. 7) during the period prior to January 1, 2006.

Nature of Business, page 17

48.   We note from your disclosure that the Company is organized as a vehicle to seek merger or acquisition candidates. This statement is inconsistent with your plans of operations as described on page 6. Please revise your filing so that the nature of business as described on page 17 and 25 is consistent with your plan of operations as described on page 6.

49.   Also, please disclose if you have identified any potential merger or acquisition candidate(s), and explain if you are in negotiations or discussions with any potential merger or acquisition candidate(s). If you currently have not identified any potential merger or acquisition candidate(s), please provide a statement in the notes to your financial statements stating that fact.

Financial Statements period ended June 30, 2009 (unaudited), page 20

Statement of Cash Flows, page 24

50.   We note that you have included the statement of cash flows for the three months ended March 31, 2009 and 2008. Please revise the filing to present the cash flows for the proper periods ended June 30, 2009 and 2008.

51.   We note from your statement of cash flows for the six months ended June 30, 2009 that you purchased investments in the amount of $20,471. In this regard, please provide us with, and disclose in your financial statements the nature of these investments and explain why these investments are not reflected on your balance sheet as of June 30, 2009. Additionally, it appears from your statement of cash flows for the six month ended June 30, 2009 that the effects of the ($20,471) cash flow used for the purchase of investments have not been reflected in the $48,993 "net cash increase for the period" for the six months period ended June 30, 2009. In this regard, please advise or revise accordingly.

52.   Also, it appears that you have reclassified the gain on sale of investments of $3,775 to "Net cash provided by financing activities", if true, please revise to

> classify the cash flow activities related to your sale of investments as investing activities rather than as financing activities as currently presented in your statement of cash flow for the six months period ended June 30, 2009. Furthermore, please tell us the nature of each investment and the carrying amounts of each investment before the investments were sold by you.

Note 5 – Related Party Transactions, page 28

53. We note that on January 17, 2008 you borrowed $20,000 from the Company's President and subsequently repaid the loan except for $980, which has been forgiven. In this regard, please tell us and disclose the date you paid off the aforementioned loan and tell us why these transactions are not reflected in your statement of cash flows for the year ended December 31, 2008.

54. Please include a related party footnote disclosure to your audited financial statements, similar to Note 5 in your unaudited financial statements for the period ended June 30, 2009.

* * * * * * *

If you cannot amend your filing in the timeframe mentioned above, please tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey D. Kruczek at (202) 551-3641 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Kenneth G. Eade, Esq.